Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (marina.crespo@tfn.com) Tel: (212) 807-5014

TGS Announces a Proposal for Global Debt Restructuring

FOR IMMEDIATE RELEASE: Monday, February 24, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced its intention to substantially restructure all of its outstanding indebtedness.

The restructuring process of the Company’s indebtedness is a consequence of the negative impact on TGS’s financial condition and result of operations caused by the significant changes introduced in the Argentine economy and in the Company’s license by the Economic Emergency Law N° 25,561 passed by the Argentine Congress in early 2002.  This Law called for regulated tariffs, calculated in US Dollars, to be expressed in pesos at an exchange rate of US$1=Ps.1 and eliminated indexing thereon.  Additionally, through the Economic Emergency Law, Congress granted the Executive Branch, the authority to start a renegotiation process of the contracts entered into with the companies who render public services.  Such renegotiation process, which should have started in March 2002 and finished in 120 days, has been delayed several times without outcome so far.  Also, the significant peso devaluation which followed the end of convertibility period and the inflation process that affected the Argentine currency, adversely impacted on the Company’s financial condition and jeopardized its ability to generate cash, as scheduled, to serve its outstanding debt which is almost all dollar-denominated.

Although the Company’s Management has implemented a number of strategies to help minimize the effects described above, TGS’s overall financial condition has not improved and under the current conditions external financing is not available.  Therefore, TGS will not be able to repay on their original due dates US$ 492 million due in 2003.  Consequently, TGS has initiated a global restructuring of a substantial portion of its debt without reducing the principal amount thereunder.  The primary goals of the restructuring are to eliminate the concentration of maturities over the short term, to amend certain covenants of the existing obligations and to adjust the interest rate and amortization schedule to align TGS´s debt service to its expected operating cash flow.

Once the Company agrees new terms with its creditors, the restructuring process will be implemented by means of an out-of-court renegotiation agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new feature introduced by the Argentine law.  In connection with the restructuring process, TGS’s Management  intends to call separate meetings of holders.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED.  TGS’S DEBT SECURITIES MAY NOT BE SOLD IN THE UNITED STATES, AND TGS MAY NOT ENGAGE IN CERTAIN TRANSACTIONS RELATING TO THE RESTRUCTURING, ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER OR SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF ITS DEBT SECURITIES TO BE AMENDED BY THE APE OR ANY OTHER TRANSACTION RELATING TO ITS RESTRUCTURING UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).

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